EXHIBIT 16
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           FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - JANUARY 22, 2004
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             BAYTEX ENERGY TRUST PRESENTS AT THE RBC CAPITAL MARKETS
                  SIXTH ANNUAL INCOME TRUST INVESTOR SYMPOSIUM


Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta announced that Raymond T. Chan, President and Chief Executive Officer of Baytex Energy Trust will speak at the Sixth Annual RBC Capital Markets Income Trust Investor Symposium at 11:55 a.m. (EST) on Tuesday, January 27, 2004.

To listen to the live webcast of the presentation, interested parties can pre-register at HTTP://WWW.WALLSTREETWEBCASTING.COM/WEBCAST/DR18/BAYTEX. A hard copy of the slide show used in this presentation may be downloaded on January 27, 2004 at HTTP://WWW.BAYTEX.AB.CA/CORPORATE_UPDATES/PRESENTATIONS.ASP.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca